
02003527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



RECEIVED
MAR 05 2002
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SEC FILE NUMBER
8 34499

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NEWCOMB & COMPANY, INC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

148 MAIN STREET, UNIT K-525
(No. and Street)

NORTH ANDOVER (CITY) MASSACHUSETTS (state) 01843 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FREDERICK W. NEWCOMB (781)229-7384
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, Frederick W. Newcomb swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcomb & Company, Inc. , as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DONNA I. TRAGETHON
Notary Public
My Comm. Expires Mar. 13, 2003

Donna I. Tragethon
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECTION 17A-5

To the Board of Directors
Newcomb & Company, Inc.

I have examined the financial statements of Newcomb & Company, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 19, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control, which includes the procedures for safeguarding securities, to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion or- the financial statements.

I also made a study of the practices and procedures followed by the. Company in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c-13 or (ii) in Section 4(c) of regulation T of the board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected'benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the objectives of the SEC described in rule 17a-5(g). The objectives of a system of practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any system of internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newcomb & Company, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the SEC Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequate for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the commission's objectives. In addition, no facts came to my attention that would indicate that conditions of the exemption for rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the SEC and should not be used for any other purpose.

February 19, 2002

Newcomb & Company, Inc.

Audited Financial Statements

The Year Ended December 31, 2001

CONTENTS

INDEX

*****

***

*

	Page
Accountant's Audit Report...........................	1
Balance Sheet......................................	2
Statement of Income................................	3
Statement of Changes in Stockholder's Equity..	4
Statement of Cash Flows............................	5
Notes to Financial Statements......................	6



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Newcomb & Company, Inc.
Burlington, Ma.

I have audited the accompanying balance sheet of Newcomb & Company, Inc., as of December 31, 2001, and the related statements of Income, Stockholder's Equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Newcomb & Company, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Newcomb & Company, Inc. are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subject to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, the information is fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.

Respectfully submitted,



Certified Public Accountant

February 19, 2002

Newcomb & Company, Inc.
Balance Sheet
December 31, 2001

Assets

Current Assets		
Cash - Checking-Citizen	$ 2,585	
Cash - Savings-Fleet	7,053	
Total Current Assets		$ 9,638
Fixed Assets		
Total Fixed Assets		0
Other Assets		
Total Other Assets		0
Total Assets		$ 9,638

See Accountant's Audit Report

Newcomb & Company, Inc.
Balance Sheet
December 31, 2001

Liabilities & Equity

Liabilities

Current Liabilities		
State Income Tax Payable	$ 456	
Total Current Liab.		**$ 456**
Long Term Liabilities		
Due To Officer	866	
Total Long Term Liab.		**866**
Total Liabilities		**1,322**
Equity		
Common Stock	27,600	
Retained Earnings	(18,795)	
Current Earnings	(489)	
Total Equity		**8,316**
Total Liabilities & Equity		**$ 9,638**

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2001

	Year To Date	%
Income		
Interest Income	$ 122	2.4
Consulting Income	5,000	97.6
Other Income	469	9.2
Total Income	5,591	109.2
Operating Expenses		
Bank Charges	123	2.4
Office Expenses	183	3.6
Professional Fees	2,546	49.7
Regulatory Expense	1,020	19.9
Travel	1,752	34.2
Total Operating Expenses	5,624	109.8
Net Income/(Loss) Before Taxes	(33)	-0.6
Provision for Income Tax		
State Income Tax Expense	456	8.9
Total Provision for Income Taxes	456	8.9
Net Income/(Loss)	($ 489)	-9.6

See Accountant's Audit Report

Newcomb & Company, Inc.
Statement of Income
Twelve Months Ended December 31, 2001

		Year To Date	%
General & Administrative Exp. (Schedule A)			
Bank Charges	$	123	2.4
Office Expenses		183	3.6
Professional Fees		2,546	49.7
Regulatory Expense		1,020	19.9
Travel		1,752	34.2
Total G & A Expense	**$**	**5,624**	**109.8**

See Accountant's Audit Report

Newcomb & Company, Inc.
Notes to Financial Statements
December 31, 2001

1. Nature of Business

Newcomb & Company, Inc. is incorporated in the Commonwealth of Massachusetts to engage in the purchase, sale, and redemption of redeemable shares of registered investment companies.

The Company currently has several representatives on commission. Administrative support, office space and services are provided without expense by an affiliated company. Due to this arrangement the results of the Company's operations may not be indicative of those which would exist or result from agreements and transactions among unrelated parties.

2. Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The Company's shareholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Massachusetts General Laws Chapters 62 and 63. Under these provisions, the shareholder is liable for individual federal and state income tax on the Company's taxable income.

3. The Company is subject to the Securities and Exchange Commission's "net capital rule" for brokers and dealers not carrying customer accounts. Because the Company's transactions are limited to the purchase, sale and redemption of redeemable shares of registered investment companies, the net capital of the Company, as defined under Rule 15c3-1, shall not be less than $5,000 or 6 2/3% of the aggregate indebtedness of the Company. At December 31, 2001 the Company's net capital was $ 3,316 in excess of the minimum amount.

4. Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from these estimates.

(See Accountant's Audit Report)

Newcomb & Company, Inc.
Computation of Net Capital
December 31, 2001

Total Stockholder's Equity	$ 8,316
Minimum Net Capital requirement	5,000
Excess Net Capital	$ 3,316

Newcomb & Company, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2001

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 490)	
Adjustments		
Add:		
Due From Officer	24	
Less:		
Fidelity Bond Ins Payab	(467)	
Cash from Operations		(933)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Due To Officer	866	
Common Stock	500	
Financing Cash Flows		1,366
Cash Increase (Decrease)		433
Cash - Beginning of Year		
Cash - Checking-Citizen	2,334	
Cash - Savings-Fleet	6,870	
Total Beginning of Year		9,204
Cash on Statement Date		$ 9,637

Newcomb & Company, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2001

	Number of Shares Outstanding	Paid In Capital	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Beginning Balance	2,500		$ 27,100	($ 18,795)	$ 8,305
Paid in Capital		$	500		500
Net Loss				(489)	(489)
	2,500	$	$ 27,600	($ 19,284)	$ 8,316

Newcomb & Company, Inc.
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2001

Unaudited Net Capital	$ 8,615
Year End Accruals	(299)
Audited Net Capital	$ 8,316

(See Accountant's Audit Report)